FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                           For the month of June 2005

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

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     The Registrant will hold a meeting of holders of debentures convertible into the Registrant's ordinary shares (Series A) on June 23, 2005 at 09:00 a.m. (Israel time) at the offices of Israel Corporation Ltd. in Tel-Aviv, Israel. In connection with the meeting, on or about June 7, 2005, the Registrant mailed to the holders of debentures (Series A) a notice of meeting. Attached hereto as
Exhibit 99.1 is the Notice of General Meeting of holders of debentures convertible into Registrant's ordinary shares (Series A).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      TOWER SEMICONDUCTOR LTD.



Date: June 8, 2005                                    By: /S/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary